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                          January 26, 2021

       Lainie Minnick
       Managing Director
       Black Creek Diversified Property Fund Inc.
       518 Seventeenth Street
       17th Floor
       Denver, CO 80202

                                                        Re: Black Creek
Diversified Property Fund Inc.
                                                            Form S-11
                                                            Filed January 19,
2021
                                                            File No. 333-252212

       Dear Ms. Minnick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Christopher R.
Stambaugh, Esq.